EXHIBIT 99.43

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in those jurisdictions.  The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, or any applicable state securities laws.  Accordingly, the securities offered hereby may not be offered or sold in the United States unless an exemption from such registration is available.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Fortuna Silver Mines Inc. at Suite #840, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8 (604-484-4085), and are also available electronically at www.sedar.com.

Short Form Prospectus
New Issue	December 17, 2010

$40,000,000
10,000,000 Common Shares

This short form prospectus qualifies the distribution in the provinces of British Columbia, Alberta, Manitoba and Ontario (the “Offering”) of 10,000,000 common shares (each an “Offered Share”) of Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) at a price of $4.00 per Offered Share (the “Offering Price”).  The Offered Shares will be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated December 7, 2010 between the Company and Canaccord Genuity Corp., CIBC World Markets Inc., BMO Nesbitt Burns Inc. and Cormark Securities Inc. (collectively, the “Underwriters”).  The Offering Price was determined by negotiation between the Company and the Underwriters.

The common shares of Fortuna (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FVI” and on the Bolsa de Valores de Lima (the “Lima Exchange”) under the symbol “FVI”. On December 16, 2010, the last trading day before the date of this short form prospectus, the closing price of the Common Shares on the TSX was $4.34.  The TSX has conditionally approved the listing of the Offered Shares to be distributed hereunder on the TSX.  Listing is subject to the Company fulfilling all of the requirements of the TSX on or before March 7, 2011. See “Plan of Distribution”.

Price: $4.00 per Offered Share
	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	$4.00	$0.20	$3.80
Total(3)	$40,000,000	$2,000,000	$38,000,000

Notes:
(1)
Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay a cash commission to the Underwriters (the “Underwriters’ Fee”) equal to 5% of the gross proceeds of the Offering. See “Plan of Distribution”.

(2)	After deducting the Underwriters’ Fee, but before deducting the other expenses of the Offering, estimated to be $300,000, which will be paid from the proceeds of the Offering.
(3)
The Company has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part in the sole discretion of the Underwriters until 5:00pm (Vancouver time) on the date that is 30 days after the Closing Date (as defined below), to purchase up to an additional 1,500,000 Common Shares (the “Additional Shares”) of the Company on the same terms as set forth above, solely to cover over-allotments, if any, and for market stabilization purposes.  If the Over-Allotment Option is exercised in full, the total number of Common Shares issued pursuant to the Offering will be 11,500,000, the total price to the public under the Offering will be $46,000,000, the total Underwriters’ Fee will be $2,300,000 and the aggregate net proceeds to the Company will be $43,700,000, before deducting the other expenses of the Offering.  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares to be issued upon the exercise of such Over-Allotment Option.  A person who acquires Additional Shares issuable upon exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.  See “Plan of Distribution.”

The following table sets out the number of Additional Shares that may be issued by the Company to the Underwriters:

Underwriters’ Position	Maximum Size	Percentage of Offering	Exercise Period	Exercise Price
Over-Allotment Option	1,500,000 Additional Shares	15%	Up to 30 days after the Closing Date	$4.00 per Additional Share

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market.  Such transactions, if commenced, may be discontinued at any time.  The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares offered by this short form prospectus at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price.  The net proceeds to the Company will not be affected by any such change in the Offering Price  See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares to the public, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, subject to the approval of certain legal matters on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by McCarthy Tétrault LLP.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that the Company will arrange for an instant deposit of the Offered Shares to be issued to non-U.S. purchasers to or for the account of the Underwriters with CDS Clearing and Depository Services Inc. (“CDS”) on the date of the closing of the Offering, which is expected to occur on or about December 23, 2010, or such other date as the Company and the Underwriters may agree (the “Closing Date”), against payment by the Underwriters to the Company of the aggregate purchase price for the Offered Shares purchased by the Underwriters.  In any event, the Offered Shares are to be taken up by the Underwriters, if at all, on or before January 14, 2011.  No certificate evidencing the Offered Shares will be issued to non-U.S. purchasers, except in certain limited circumstances, and registration will be made in the depositary services of CDS. Non-U.S. purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.  For all Offered Shares sold within the United States, certificates evidencing the Offered Shares will be available for delivery on the Closing Date.

The two officers and one of the directors signing the certificate page of this short form prospectus on behalf of the Company reside outside of Canada.  Although these individuals have appointed Blake, Cassels & Graydon LLP, Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, BC V7X 1L3, Canada as their agent for service of process in Canada, it may not be possible for investors to enforce judgments obtained in Canada against these individuals.

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors.  The risks outlined in this short form prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered by prospective investors.  See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information”.

ii

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	1
DOCUMENTS INCORPORATED BY REFERENCE	2
ELIGIBILITY FOR INVESTMENT	3
CURRENCY AND EXCHANGE RATE INFORMATION	4
THE COMPANY	4
SAN JOSE PROJECT	6
USE OF PROCEEDS	19
CONSOLIDATED CAPITALIZATION	20
PLAN OF DISTRIBUTION	21
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	22
PRIOR SALES	23
TRADING PRICE AND VOLUME	24
RISK FACTORS	25
INTEREST OF EXPERTS	30
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	31
AUDITORS’ CONSENT	A-1
CERTIFICATE OF THE COMPANY	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This short form prospectus contains “forward-looking statements” concerning Fortuna’s plans at its San Jose Project, Mexico and Caylloma Mine, Peru, estimated production, capital and operating cash flow estimates and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Actual results could differ materially from the conclusions, forecasts and projections contained in these forward-looking statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking statements, and are developed based on assumptions about such risks, uncertainties and other factors set out herein including, without limitation:

▪	uncertainties and risks relating to the start-up of the San Jose Project, including timely receipt of all required permits;
▪	fluctuations in precious and base metal prices;
▪	inherent hazards and risks associated with mining operations;
▪	inherent uncertainties associated with mineral exploration and development activities;
▪	uncertainties inherent in the estimation of mineral reserves and/or resources and precious metal recoveries;
▪	uncertainties related to actual capital costs, operating costs and expenditures, production schedules and economic returns from Fortuna’s mining projects;
▪	uncertainties related to the current global financial conditions;
▪	uncertainties related to the availability of future financing necessary to undertake mining, processing, development and exploration activities on Fortuna’s properties;
▪	Fortuna’s substantial reliance on its Caylloma Mine for revenues;
▪	risks related to the integration of businesses and assets acquired by Fortuna;
▪	uncertainties related to the competitiveness of the mining industry;
▪	risks associated with Fortuna being subject to government regulation, including changes in law and regulation and risks associated with Fortuna’s need for governmental licenses and permits;
▪	risks associated with Fortuna being subject to extensive environmental laws and regulations, including a change in regulation;
▪	risks that Fortuna’s title to its property could be challenged;
▪	political and country risk;
▪	risk of water shortages and risks associated with competition for water;
▪	Fortuna’s need to attract and retain qualified personnel;
▪	increases in off-site transportation and concentrate processing costs;
▪	risks related to the need for reclamation activities on Fortuna’s properties, including the nature of reclamation required and uncertainty of costs estimates related thereto;
▪	risks associated with potential conflicts of interest;
▪	risks associated with potential labour disputes;
▪	risks associated with potential blockades of mining operations.

A discussion of these and other factors that may affect Fortuna’s actual results, performance, achievements or financial position is contained in the filings by Fortuna with the Canadian provincial securities regulatory authorities, including Fortuna’s annual information form dated March 31, 2010 for the year ended December 31, 2009. This list is not exhaustive of the factors that may affect the Company’s forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information.  Investors should carefully consider the risks set out below under the heading “Risk Factors” as well as those contained in the annual information form incorporated by reference in this short form prospectus.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. In making the forward-looking statements included in this short form prospectus and the documents incorporated by reference herein the Company has applied several material assumptions which may prove to be incorrect, including, but not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) that any additional required financing will be available on reasonable terms; and (11) assumptions made and judgments used in engineering and geological interpretation.  Other assumptions are discussed throughout this short form prospectus and, in particular, under “Risk Factors” herein and in Fortuna’s annual information form dated March 31, 2010 for the year ended December 31, 2009 incorporated herein by reference.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Company at Suite #840, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8, and are also available electronically at www.sedar.com.  The filings of the Company through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this short form prospectus except as specifically set out herein.

The following documents of the Company, which have been filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the Company’s annual information form (the “AIF”) dated March 31, 2010 for the year ended December 31, 2009;

(b)	the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 and the reports of the auditors thereon;

(c)	the Company’s management discussion and analysis for the years ended December 31, 2009 and 2008;

(d)
the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2010 except for the statement contained on the page entitled Notice to Reader thereto indicating that the Company’s auditors have not reviewed such financial statements;

(e)	the Company’s management discussion and analysis for the three and nine months ended September 30, 2010;

(f)	the Company’s management information circular as at April 30, 2010, prepared in connection with the Company’s annual general meeting of shareholders held on June 23, 2010;

(g)	the Company’s technical report entitled “NI 43-101 Technical Report, San Jose Silver Project, Oaxaca, Mexico”, dated June 9, 2010;

(h)	the Company’s material change report dated January 18, 2010 announcing the graduation of the Company’s common share listing from the TSX Venture Exchange to the TSX effective January 18, 2010;

(i)	the Company’s material change report dated February 4, 2010 announcing an offering of 15,007,500 common shares;

(j)	the Company’s material change report dated March 3, 2010 in respect of its offering of 15,007,500 common shares;

(k)	the Company’s material change report dated April 12, 2010 in respect of its production figures for the first quarter of 2010;

(l)	the Company’s material change report dated April 26, 2010 in respect of the pre-feasibility study for its San Jose Project;

(m)	the Company’s material change report dated December 8, 2010 in respect of the Offering; and

(n)	the Company’s material change report dated December 15, 2010 in respect of results received for exploration work being conducted on its Caylloma Mine property.

Any document of the type referred to in section 11.1 of Form 44-101F1 – Short Form Prospectus, if filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this short form prospectus and prior to the termination of the distribution under the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in any other document incorporated by reference in this short form prospectus for the purposes of the Offering shall be deemed to be modified or superseded, for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this short form prospectus for the purposes of the Offering modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not constitute a part of this short form prospectus except as so modified or superseded.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and McCarthy Tétrault LLP, counsel to the Underwriters, based on the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereto as of the date hereof, the Offered Shares, at the date of closing, will be qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan, a registered education savings plan, a registered disability savings plan and a tax-free savings account (“TFSA”), all as defined in the Tax Act.

The Offered Shares will not be a “prohibited investment” for a trust governed by a TFSA on such date provided the holder of the TFSA deals at arm’s length with the Company for purposes of the Tax Act and does not have a “significant interest” (within the meaning of the Tax Act) in the Company or in any corporation, partnership or trust with which the Company does not deal at arm’s length for purposes of the Tax Act.  Generally, a holder will not have a significant interest in the Company unless the holder and/or persons not dealing at arm’s length with the holder, owns directly or indirectly not less than 10% of the issued shares of any series or class of the capital stock of the Company or of a corporation related to the Company.  Prospective purchasers who intend to hold Offered Shares in their TFSAs should consult their own tax advisors regarding their particular circumstances.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company began presenting its consolidated financial statements in United States dollars for periods after January 1, 2009.  For periods prior to January 1, 2009, the Company presented its consolidated financial statements in Canadian dollars.  Management believes that the change in reporting currency better reflects the Company’s business activities and improves investors’ ability to compare the Company’s financial results with other publicly-traded businesses in the mining industry. In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants, set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

All references to “$” in this short form prospectus refer to Canadian dollars and all references to “US$” refer to United States dollars.  The following table sets forth, for each of the periods indicated, the period end exchange rate, the average closing rate and the high and low closing exchange rates of one Canadian dollar in exchange for United States dollars as quoted by the Bank of Canada.

	Year Ended December 31,		Nine Months Ended September 30,
	2008	2009	2010
High	$1.0001	$0.9695	$1.0039
Low	$0.8101	$0.7653	$0.9278
Average	$0.9371	$0.8706	$0.9654
Period End	$0.8101	$0.9470	$0.9711

The noon exchange rate on December 16, 2010, as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars, was US$1.00 equals $1.0056 (the “Exchange Rate”).

THE COMPANY

Summary Description of the Business

Fortuna is engaged in silver mining and related activities, including exploration, extraction, and processing. Fortuna operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in southern Mexico.

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 under the laws of the Province of British Columbia under the name Jopec Resources Ltd.  On February 3, 1999 the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 17 Av. Pardo y Aliaga 640, San Isidro, Lima 27, Peru.  The corporate and registered office of the Company is located at Suite #840, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8.

Inter-corporate Relationships

The Company carries on a significant portion of its business through a number of 100%-owned subsidiaries, held either directly or indirectly, which are as follows:

Fortuna Silver Mines Inc.
[British Columbia]
Fortuna Silver Barbados Inc.
[Barbados]
Continuum Resources Ltd.
[British Columbia]
Minera Bateas S.A.C.
[Peru]
Fortuna Silver Mines Perú S.A.C.
[Peru]
76%
24%
Compania Minera Cuzcatlan S.A. de C.V.
[Mexico]
Caylloma Mine
San Jose Project

Recent Developments

San Jose Silver-Gold Project, Mexico

Fortuna announced the results of a pre-feasibility study for its San Jose Project in Oaxaca, Mexico on April 26, 2010. Highlights of the pre-feasibility study include:

•	3.5 million tonnes of probable mineral reserves with 23.2 million ounces of contained silver and 181,000 ounces of contained gold (average head grades of 205 g/t of silver and 1.6 g/t of gold).

•	2.7 million tonnes of inferred mineral resources (above the break even cut-off grade).

•	After-tax net present value of US$36.4 million at an 8% discount rate.

•	After-tax internal rate of return of 18%.

•	Estimated pre-production capital expenditures of US$55.7 million.

•	Average cash cost per silver equivalent (Ag Eq) ounce over life of reserves of US$6.90.

•	9 year production plan based on existing reserves.

•	Incremental throughput rate starting at 750 tonnes per day (“tpd”), scaling to 1,000 tpd in 2014 and to 1,500 tpd in 2016.

Construction at the San Jose Project began in the first quarter of 2010.  Construction activities are currently on schedule and within budget for completion and commissioning of the mine in the third quarter of 2011. The operation is scheduled to start at a rate of 1,000 tpd, with 2012 production forecast totaling 1.7 million ounces of silver and 14,700 ounces of gold or 2.6 million Ag Eq ounces.

As of the date hereof, earthmoving and site preparation for the processing plant was approximately 84% completed.  Purchase orders have been placed for all major equipment, the ball mill arrived on site in September, and cement and foundations work started in late October.  Upgrading of the water treatment plant, source of approximately 20% of make-up water for the operation, is complete. The 15 kilometer water pipeline installation to the mine site is approximately 84% completed, while tailings dam construction is approximately 51% completed. Construction of the 5MW electric power substation is approximately 53% completed. Underground development continues on the main haulage ramp and the cross-cut on level 1430 into the Bonanza, Trinidad and Fortuna veins has advanced 50 meters.

Caylloma Mine Property, Peru

On December 15, 2010 Fortuna announced the discovery and confirmation of two new high-grade silver ore shoots in the Bateas Vein, located in the central portion of the Caylloma Mine District.  Historically the Bateas Vein has been a significant producer of high-grade silver ores with the past production coming from those portions of the vein located to the southwest of the newly discovered ore shoots.  From the newly discovered ore shoots along strike to the northeast, the Bateas Vein is open and essentially unexplored over a horizontal distance of approximately 1,150 meters, where the vein is projected to intersect with the San Cristobal Vein.  Underground exploration and surface drilling of the northeast extension of the Bateas Vein is planned for 2011.

SAN JOSE PROJECT

The information regarding the San Jose Project in this prospectus has been extracted from the pre-feasibility technical report entitled “NI 43-101 Technical Report, San Jose Silver Project, Oaxaca, Mexico” dated June 9, 2010 (the “San Jose Pre-Feasibility Report”), which is compliant with NI 43-101. The San Jose Pre-Feasibility Report was prepared by Craig S. Bow, PhD, Gregory Chlumsky, QP-MSSA and Steve L. Milne, PE, of Chlumsky, Armbrust & Meyer, LLC, each an independent “qualified person” as defined in NI 43-101. For a complete description of assumptions, qualifications and procedures associated with the information in the San Jose Pre-Feasibility Report, reference should be made to the full text of the San Jose Pre-Feasibility Report, which is available for review on SEDAR at www.sedar.com.

The following information regarding the San Jose Project has been extracted from the San Jose Pre-Feasibility Report.

Introduction

This Pre-Feasibility Study (“Pre-Feasibility Study” or “Report”) of the San José Project (the “Project” or “San José”) has been prepared by Chlumsky, Armbrust & Meyer LLC (“CAM”) at the request of Compañia Minera Cuzcatlán S.A. de C.V. (“CMC”).  This Report was compiled and prepared as a collaborative effort between CAM and CMC, and based on input from a number of technical consultants acting on behalf of CMC.

Table 1-1 displays the list of Technical Consultants that performed geological evaluation, resource estimation, engineering, and design activities, together with evaluations of capital and operating costs in support of the Pre-Feasibility Study.

Table 1-1 Technical Consultants
Area	Company
2009 43-101 Geology	Resource Evaluations, Inc. (REI)
2009 43-101 Resources	Resource Modeling, Inc. (RMI)
Mine	Proyectos y Estudios Mineros-S.A.C. (PEM)
Geotechnical	SVS Ingenieros S.A.C. (SVS)
Metallurgy/Process	Transmin Metallurgical Consultants (Transmin) METCON Research (METCON)
Process Plant	Procesos Mineros Metalúrgicos S.A. de C.V. (PROMIMET)
Tailings	SVS Ingenieros S.A.C. (SVS)
Water Supply	Ingeniería de Control Ambiental y Saneamiento S.A de C.V. (ICAYS)
Power/Substation	Soto Ortega Ingenieros S.A. de C.V. (SOI)
Environmental/Social	Clifton Associates Ltd. (Clifton)

Location and Access

The San José Project is located in the central portion of the state of Oaxaca, Mexico (Latitude 16° 41’39.10”N, Longitude 96°42´06.32”W; UTM coordinates (NAD27, UTM Zone14N).745100E, 1846925N).

The Project location is approximately 47 kilometers by road south of the city of Oaxaca, a city of 460,000 inhabitants, which lies 470 kilometers southeast of Mexico City. The mine is located approximately 0.8 kilometers east of Federal Highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The nearest large population center to the property is the town of Ocotlán de Morelos, which has approximately 25,000 inhabitants and lies 12 kilometers north of the Project site.

The Project site and surrounding area is characterized by rolling hills and plains. The concessions are located at elevations between 1,540 and 1,675 meters above sea level (San Jose) and 1640 to 1840 meters (Taviche) The vegetation is grassland and thorn-bush typical of dry tropical savannah.

The climate is of “tropical wet-and-dry savannah” type, and is compatible with year-round mining operations. The average annual precipitation is 500 to 750 millimetres.

Geology and Resources

Geology and Mineralization

The San Jose Project occurs within the “Oaxaca Terrane,” one of a series of structurally-bounded, lithostratigraphic blocks in southern Mexico distinguishable on the basis of its diagnostic stratigraphy, structural patterns, and tectonic history. Basement rocks in the vicinity of San Jose comprise Proterozoic-age amphibolite to granulite facies migmatite and gneiss, overlain by a sequence of Mesozoic and Tertiary sedimentary and volcanic rocks. Bedrock in the project area is dominated by sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of Tertiary age. These units have been cut be north- and north-northwest-trending extensional faults.

Silver and gold mineralization in the Trinidad deposit is hosted by steeply dipping hydrothermal breccias, crackle breccias and sheeted or stockworked quartz/carbonate veins emplaced along north and north-northwest trending, east-northeast dipping faults. The “east side down” faults exhibit dip-slip motion with cumulative displacements of up to 300 meters recorded between the footwall and the hanging wall of the mineralized structural corridor. The mineralized structural corridor extends for greater than three kilometers in a north-south direction and has been subdivided into the Trinidad deposit area, and the San Ignacio area. The Mineral Resource and Reserve estimates described in this report are located in the Trinidad deposit area. The major vein systems recognized in the Trinidad deposit area are identified as the Trinidad, Fortuna and the Bonanza structures. In addition, a prominent zone of mineralized sheeted and stockwork quartz/carbonate veins has been identified in the zone between the Trinidad and Bonanza vein systems. Drilling has defined the Trinidad and Bonanza vein systems over a strike length of approximately 700 meters.

Minerals of economic interest are mainly acanthite and silver-rich electrum. These occur with pyrite in distinctively banded crustiform-colloform veins with quartz, chalcedony, calcite and local adularia. Sulfide contents typically are low, from less than 1 to 5 percent of the rock in the upper portion of the deposit, to somewhat higher at depth, where sphalerite, galena and chalcopyrite appear. Hydrothermal alteration includes regional propylitic alteration of the volcanic host rocks, grading to proximal alteration zones consisting of quartz, illite, illite/smectite, Fe-carbonates, and pyrite around the mineralized zones. The Trinidad Ag/Au deposit has been assigned to the low-sulfidation epithermal deposit classification.

Resources

The mineral resources cited in this report were originally estimated by Mr. Michael J. Lechner, President of Resource Modeling Inc. (“RMI”) in a 2009 43-101-compliant Technical Report. Inverse distance powers of two or three were selected to estimate block silver and gold grades within wireframe solids. CAM has reviewed input and methodology, and concurs fully with the cited indicated and inferred resources.

The estimated blocks were classified into Indicated and Inferred mineral resource categories based on several criteria. Indicated resources were restricted to the four primary veins (Bonanza, Trinidad, Fortuna, and Paloma) provided that the blocks were within a specified distance from a required number of drill holes. Those criteria include: 1) at least three drill holes within 33 meters, or 2) two drill holes within 23 meters, or 3) one hole within 13 meters of the four primary veins. All remaining estimated blocks inside of the various wireframes were classified as Inferred resources based on the currently understood geologic continuity of the mineralized structures. Additional drilling would be required to determine if those Inferred resources could be upgraded to an Indicated status.

Mineral resources were tabulated using a silver equivalent cutoff grade that incorporates metal prices and recoveries. The parameters used to calculate the silver equivalent grade are summarized in Tables 1-2.

Table 1-2 Silver Equivalent Parameters
Parameter	Value
Silver Price, USD per troy ounce	$13.75
Gold Price, USD per troy ounce	$856.16
Silver Recovery	92.5%
Gold Recovery	91.5%

The expressions for calculating the silver equivalent grade is:

AgEq = Ag + Au * (($856.16/13.75)*(91.5/92.5)) or AgEq = Ag + Au * 61.6

Mineral Resources at a 150 g/t AgEq cutoff grade are shown in Table 1-3 with Indicated and Inferred Resources at various cutoffs shown in Tables 1-4 and 1-5.

Table 1-3 Mineral Resources at a 150 g/t AgEq Cutoff Grade
Resource Category	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
Indicated	2,690	435	295	2.27	37,596	25,504	196
Inferred	2,411	392	262	2.11	30,357	20,293	164

Table 1-4 Indicated Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,636	292	196	1.56	43,465	29,163	232
75	4,018	327	220	1.74	42,231	28,422	224
100	3,478	364	246	1.92	40,725	27,486	215
125	3,043	400	271	2.10	39,153	26,497	205
150	2,690	435	295	2.27	37,596	25,504	196
175	2,370	471	321	2.45	35,930	24,429	187
200	2,102	508	346	2.63	34,314	23,382	177
225	1,883	542	370	2.79	32,823	22,416	169
250	1,685	578	396	2.96	31,315	21,433	160

Table 1-5 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

Mining and Mineable Reserves

Mine planning studies were based on an escalating production schedule from 750 to 1500 tonnes per day (t/d). The PEM minable reserve study, dated March 2010, is based on the first two and a half (2.5) years at 750 t/d, then increasing to 1,000 t/d for two more years, and finally increasing to 1,500 t/d for the balance of the reserve.

Cutoff Grade

The economic portion of the resource is typically determined by the application of a breakeven cutoff grade, or value, that considers the total operating costs (variable and fixed mine, process plant and administration costs).

The total operating costs are then formulated into an algorithm that also considers: metal price(s), process recovery(s), applicable royalties, and forward costs for concentrate freight, insurance, smelting and/or refining. These parameters are then equated to determine the minimum grade, grade equivalent, or value of metal(s) that will need to be mined in order to cover these total operating costs. The cutoff grade may also be expressed as a revenue value (US$ per tonne), that equals the total operating costs.

At the San José Project there will be two payable metals – silver and gold, with silver being the predominant metal. Therefore, it would be easier to express the breakeven cutoff as a silver equivalent grade, or as a minimum net smelter return (NSR) value of the smelted concentrate, expressed in US$ per tonne of ore, which covers the total operating cost. The following basic algorithm illustrates the typical relationship, between the various parameters, to calculate at the breakeven cutoff silver equivalent grade:

If the breakeven cutoff is expressed as a value (typically an NSR in US$ per tonne ore), this value can then be compared to the sum of the mine, mill, G&A, and forward unit operating costs. The NSR value must equal, or exceed, the on-site total operating costs for the block, or stope, tonnes to be economically viable and included in the minable reserve.

The parameters in Tables 1-6 and 1-7 were utilized to estimate the silver equivalent breakeven cutoff grade for production rates of 750, 1000, and 1500 t/d.

Table 1-6 Estimated Total Operating Costs (US$ per tonne)
Production Rate	750 t/d	1,000 t/d	1,500 t/d
Mining, US$ per tonne	25.42	22.89	19.82
Processing, US$ per tonne	14.26	12.00	9.41
G&A US$ per tonne	10.06	7.55	5.03
Total Operating Cost	49.74	42.44	34.26

Table 1-7 Other Operating Parameters
Item	Value
Process Recoveries
Gold (%)	90
Silver (%)	88
Metals Prices
Gold (US$ per ounce)	897.51
Gold (US$ per gram)	28.85
Silver (US$ per ounce)	15.12
Silver (US$ per gram)	0.4861
Credits
Au Credit Factor	1.55
Forward Costs
Freight, Marketing, etc	1.96, US$ per tonne of ore
Smelting/Refining	23.68, US$ per tonne of ore

Applying the above parameters provides the following breakeven silver equivalent grade for the initial 750 t/d production rate:

The corresponding breakeven cutoff grades for production rates of 1,000 t/d and 1,500 t/d are 103 grams AgEq and 90 grams AgEq per tonne.

Typically, this breakeven cutoff grade is used to identify the economic portion of the measured and indicated resource. Minable shapes (stopes) are then applied to the economical portion of the resource model. This shape may include some sub-economic material that must be taken in the mine planning and stoping process, which is included as internal dilution. In addition, some of the economic blocks may have to be dropped due to their location outside of the mining shapes, or because they would require excessive development to access and prepare the block for mining. This may decrease the minable portion of the resource recovery. Since no “Measured” resources have yet been delineated, all minable reserves tabulated in this report have been based on “Indicated” resources, and as such, are classified as “Probable” reserves.

Mining Recovery

The anticipated method for mining the veins at the San José Project is mechanized cut and fill, utilizing backfill from process tailings combined with waste generated from within the mine and from the surface. This mining method is very selective and generally allows for a high percentage recovery of the ore. Based on a review of the vein cross sections, the ore loss due to irregularities in the vein walls would typically be estimated at two percent.

An additional two percent would be estimated for pillars left around stope openings, and six percent for planned sill pillars at the bottom of each stope, for a total ore loss of around ten percent, indicating an average mining recovery of 90 percent (10 percent loss).

Mining Dilution

Internal waste dilution from expanding the vein widths to minimum mining widths in the stope design process, and waste included in the drillhole compositing process has already been accounted for in the resource block model preparation.

External waste in the mining process originates from three principal sources; 1) irregularities in the vein walls, both horizontally and vertically, 2) miners over-drilling in the stope, both in the ribs and the back, and 3) mucking up backfill from the floor. Typically, irregularities in the vein walls generally account for about two percent of the dilution. Over-drilling by the miners typically adds another three percent. Another five percent typically results from loader operators mucking up waste backfill from the floor during the ore loading phase. An average total external dilution of approximately 15 percent would normally be estimated for the average mining widths of the veins at the San José Project. Typically, all dilution would be considered to be at zero grade.

Minable Reserves

After the application of a breakeven cutoff grade and factors for mining recovery and mining dilution, the minable reserves calculated by PEM for mining all of the deposit at production rates of 750, 1000 and 1500 t/d, are presented in the following Table 1-8.

Table 1-8 Minable Reserves (Probable)
Mining Rate	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)
750 t/d	914,405	188	1.7	288
1,000 t/d	735,279	187	1.5	277
1,500 t/d	1,866,144	221	1.6	320
Total	3,515,828	205	1.6	303

Metallurgy

Six-stage locked-cycle flotation tests were conducted on composite samples to determine final concentrate grades and recoveries to be expected in a continuous commercial operation where interim flotation products as well as reclaimed water are recycled. The locked-cycle flotation tests were conducted utilizing to the following process approaches:

a)	The scheme of reagents and dosages of flotation reagents specified by Transmin achieved an overall grind size of 80 percent passing 105 microns.

b)	The scheme of reagents, dosages of flotation reagents and two stages of grind process specified by METCON achieved an overall grind size of 80 percent passing 74 microns.

c)	The scheme of reagents, dosages of flotation reagents, two stages of grind process and Flash Flotation procedures specified by METCON achieved an overall grind size of 80 percent passing 74 microns.

The metallurgical data and results achieved are summarized in Table 1-9.

Table 1-9 Locked Cycle Flotation on VC02 Composite Sample Summary of Results
Locked Cycle Process	Concentrate Grade (g/t)		Recovery (%)
	Au	Ag	Au	Ag
Transmin Process Flow Sheet	65	5,621	87.67	86.12
METCON Research Flow Sheet using Two Stages of Grind	74	6,676	89.84	87.56
METCON Research Flow Sheet using Two Stages of Grind & Flash Flotation	71	6,256	90.63	89.50
Remarks: (1) Average Metallurgical Results of the Last Three Cycles

The METCON flowsheet test data has been selected as the basis for the process plant design and metal recoveries. CMC has decided to use a simple circuit with a single stage of grinding without flash flotation. This circuit with pyrite depression and reagent optimization has been demonstrated to produce gold recoveries of 88 percent and silver recoveries of 90 percent with concentrate grades of 65g/t gold and 7,000 g/t silver, which are considered more than reasonable taking into account the lower capital cost. The reason for the slightly lower gold grades and recoveries and higher silver grades in the concentrate is due to pyrite depression. The values noted above are those used in the Financial Model of this report.

The option for the addition of a regrind circuit with flash flotation remains available to the Project if desirable and cost effective.

Process Description

The San José concentrator facilities have been designed to process a gold and silver ore from the ore zones and produce a bulk concentrate. The concentrate will carry enriched values of silver and gold. Acanthite and electrum carry the values in the ore, and recovered with the bulk minerals. Table 1-10 displays the general characterization and the average bulk grade of the ore that the concentrator will process throughout the life of the Project.

Table 1-10 Ore Characterization and Bulk Grade
Characteristics	Units	Value
Maximum Feed Size	mm	300
Average F80	mm	159
Percent Moisture	%	3
Percent Moisture Maximum	%	5
Apparent Density	g/cm3	2.55
Au Grade	g/t	1.6
Ag grade	g/t	205
Concentrate Grade Au	g/t	65
Concentrate Grade Ag	g/t	7000
Au Recovery	%	90
Ag Recovery	%	88

The gold and silver minerals are finely disseminated throughout the ore. Size reduction of the run-of-mine (ROM) ore is completed in a series of steps that includes crushing, followed by grinding in a water slurry to a P80 of 74 microns (200 mesh). At this particle size, the majority of the gold and silver minerals are sufficiently liberated to allow recovery into flotation products.

The recovery of the valuable minerals is completed using differential froth flotation. Associated silver and gold minerals are recovered from the ore, while the final waste product reports to the mine hydraulic backfill and the tailing pond.

Infrastructure

A full range of services and supplies required to support the Project is available within a radius of 100 kilometers from the Project Site. Major seaports capable of providing services to the Project as needed are Salina Cruz on the Pacific Ocean and Veracruz on the Atlantic Ocean.

Electrical Power Supply

The electrical power for the San Jose Project will be supplied from the existing electrical grid system, which is administered by the Comision Federal de Electricidad (CFE). A 115-thousand volt (kV) transmission line passes within less than 50 meters of the proposed Project Main Substation. The 115-kV transmission line will pass through a new switching substation, installed adjacent to the Main Substation.

Water Supply

CMC has calculated a sufficient supply for fresh (makeup) water from the following sources:

▪	Effluent from the Water Wastewater Treatment Facility (WWTF) at the municipality of Ocotlán de Morelos, Oaxaca;

▪	Incident precipitation collected on the surface area of the Tailings Management Facility (TMF), and

▪	Contingency source: Extraction and treatment of water from the Rio Atoyac, through the water treatment plant at the municipality of Ocotlán de Morelos, Oaxaca.

Support Facilities

Non process facilities for the Project will include newly constructed buildings for mine operations, Project staff and management offices, and metallurgical testing activities. Other service buildings will include warehousing, a clinic/security/fire station, and a cafeteria. A fueling station and a weighing station will also be included in the support facilities.

Tailings Management Facilities

A conventional slurry tailings facility will be developed at the San Jose Project to accommodate 5 million tonnes of tailings during the mine life. Sixty five percent of the tailings from the milling process will be deposited at a rate of 750 t/d in the first two and a half (2.5) years of operation, 1000 t/d for the next two years, and 1500 t/d until the end of the operations.

Probabilistic seismic hazard analyses (PSHA) were performed for the Project site. The results of the stability analyses indicated that all of the embankments would have factors of safety greater than the minimums prescribed by international standards.

Environmental Aspects

Environmental activities conducted for the San Jose Project were performed by several consulting groups. Clifton Associates LTD was responsible for developing the Environmental Impact Assessment (EIA), using the information collected during baseline study development for the environmental and social areas. Consulting firms involved in baseline development included: (1) Clifton Associates LTD (Environmental Baseline Studies including Soils, Vegetation, Wildlife, Noise, Air Quality, etc.); Water Management Consultants (Groundwater evaluation); (3) Independent University San Luis Potosí (Water Resources); and (4) Ingenieria de Control y Saneamiento (ICAYS SA de CV), (Water Project).

The San Jose Project has a total surface area of 92 hectares (ha).

Background information has been collected and initial studies have been performed in the areas of air quality; noise and vibration control; surface and groundwater resources; and water quality.

An initial evaluation has been conducted and a preliminary mitigation plan has been developed with regard to potential impacts to the groundwater system in that area of the Project. In addition, a detailed water management system will be developed to assure responsible use of water to support the operations without impacting communities and households in the vicinity of the mine.

A wildlife survey was conducted to evaluate the different species present in the environmental surroundings of the proposed Project. A total of 94 species of fauna were described according to their taxonomic group. None of the wildlife species observed or otherwise noted to be present in the area during the survey is designated as threatened, vulnerable or at risk.

The vegetation of the area is classified as an evergreen Tropical Forest (Annex IV.29 Classification of the Rzedowski vegetation) with predominating species having humidity limitations (Rzedowski, 1978). The baseline sampling program identified a total of 68 species of vegetation pertaining to 31 Families. One species, Echinocactus platycanthus, was found in the primary tailings disposal area and is considered to be a threatened species.

The primary impact of the mining operation on the vegetation community of the area will be associated with disturbances in the tailings storage areas and the facilities area. Disturbed areas not occupied with permanent facilities (processing mill, shops, etc.) will be stabilized using native plant materials produced on site in a greenhouse facility. In addition, mine closure will consist of removing facilities not deemed necessary to support communities and the capping of the tailings storage facilities. A reforestation program will be initiated to re-establish the natural ecosystem in these reclaimed areas using native species promulgated in an on-sight greenhouse facility. Appropriate management consisting of weed control and fire protection will be established.

Soil materials will be removed from all areas to be disturbed during the construction period and stored in appropriate locations. Salvaged topsoil material will be used to achieve contemporaneous reclamation of disturbed sites not scheduled for future impact. In addition, the tailings storage facilities will be capped with a layer of soil and planted with vegetation, which will reduce movement of water into the tailings.

Waste rock generated during expansion of the underground mine and/or currently stored on site will be used to fill old mine workings constructed during previous operations or new workings as mining progresses. The chemical composition of the waste rock is not expected to cause significant water quality issues in the mine or in adjacent groundwater.

The cumulative impact evaluation for the Project indicated that no other projects exist in the area that will contribute to impacts of air quality and water resources. As the Project progresses, the situation will be monitored to assess whether additional projects are discovered or initiated in the area. If other impacts are found, an appropriate cumulative impact evaluation will be developed.

An environmental management plan will be developed that includes the major components including: water management, tailings management, waste rock management, soil management, revegetation and reforestation, waste and sewage management, and air quality. In addition, a detailed monitoring program has been outlined for all components of the ecosystem.

A reclamation and closure plan has been outlined that provides a reasonable approach for the final reclamation and closure of the site.

Social Aspects

The development of the San Jose Project is achieving a positive impact on the local community. Community relations are being developed to promote communication and participation with community leaders, authorities and inhabitants. The Project supports social development for local inhabitants, avoiding migration of the local population to large metropolitan areas. The major social objectives of the San Jose Project are to use the available manpower of the region, to create a relatively large number of stable jobs and to improve the quality of life of the population. Also, the Project is expected to promote environmental stewardship, while establishing agreements at the community level to develop activities to improve soil protection, and the construction of a dam to retain runoff water for use in agriculture.

The planning, implementation, coordination and pursuit of the community policies are the responsibility of the Company’s Community Relations Department. The objectives of the Company Community Relations Policy are: (1) To develop and to implement mechanisms, procedures, plans and strategies that respect the dynamics of local communities with consideration for the norms and laws; (2) To generate dialog and interaction with the communities, that allow their participation in the decisions that impacted the community; (3) To work with the local communities to maximize the development of cultural and education programs that maximize the opportunities for their development; and (4) To communicate with the local communities with regard to potential impacts of the operation on the environment. Discussions will identify the potential environmental effects, positive and negative, of the San Jose Project and the activities of the company in the different stages of development. The procedures for mitigating potential impacts will be provided along with procedures for monitoring the status of mitigation.

Estimated Capital Cost

The capital cost estimate for the San José Project at a production rate of 750 tonnes per day (t/d) is US$ 55.71 million based on costs compiled in the fourth quarter of 2009. The exchange rate used for conversion from Mexican Pesos to United States dollars was 13 $MXN = US$1.00.

The capital cost summary is presented in Table 1-11 and reflects a level of accuracy of plus or minus 25 percent.

Table 1-11 Capital Cost Summary
Area	Estimate (US$ x 1,000)	Contingency (%)	Contingency (US$ x 1,000)	Total with Contingency (US$ x 1,000)
Mine Preparation and Development	9,914	20%	1,983	11,896
Concentrator	16,664	15%	2,500	19,164
Auxiliaries	4,002	15%	600	4,602
Tailings Pond	3,224	15%	484	3,707
Wastewater Treatment Plant (Ocotlán de Morelos)	698	5%	35	733
Pipeline from Ocotlán de Morelos to San José	1,307	5%	65	1,373
Water Treatment Plant at San Jose	664	5%	33	697
Substation115 KV – CFE	1,458	5%	73	1,530
Substation 5.0 MVA	1,011	5%	51	1,062
Freight	239	20%	48	287
Engineering, Design and Project Management	2,732	3%	82	2,814
Construction Management	2,326	3%	70	2,396
Travel for Equipment Inspections and Miscellaneous Activities	56	3%	2	58
CMC Supervision	2,466	3%	74	2,540
Community Activities & Other	1,350			1,350
Misc. Owner Costs	1,500			1,500
Total Capital Cost	49,611		6,098	55,710

1,000 tpd CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 750 to 1,000 tonnes per day in year 3 of operation:

•	Mine	US$27.018 million
•	Process Plant	US$2.508 million
•	Other	US$2.350 million
Total		US$31.876 million

This increase would result in a Total Capital Cost of US$87.59 million.

1,500 tpd CASE

CMC has provided the following estimate of additional capital required to increase the ore and process plant production rates from 1,000 to 1,500 tonnes per day in year 6 of operation:

•	Mine	US$ 7.122 million
•	Process Plant	US$ 7.020 million
•	Auxiliaries	US$1.000 million
•	Tailings Facility	US$7.044 million
•	EPCM	US$1.193 million
•	CMC Supervision	US$0.442 million
•	Other	US$4.350 million
Total		US$28.170 million

This increase would result in a Total Capital Cost of US$115.76 million.

Estimated Operating Cost

The overall operating costs are summarized in Table 1-12 and are based on a total of 3.516 million tonnes of ore milled over the mine life with an average of 22,500 tonnes per month or 750 tonnes per day. Table 1-12 also shows the proposed operating costs for the expansions to 1,000 tpd with an average of 30,000 tonnes-per-month then to 1,500 tpd with an average of 45,000 tonnes per month.

Table 1-12 Overall Estimated Operating Cost
Area	No. of Personnel (750 tpd)	US$ per Month (750 tpd)	US$ per Tonne Milled (750 tpd)	US$ per Tonne Milled (1,000 tpd)	US$ per Tonne Milled (1,500 tpd)
Geology and Exploration	12	31,102	1.382	1.04	0.69
Mine	199	571,950	25.42	22.89	19.82
Plant	74	320,850	14.26	12.00	9.41
Security and Environment	12	24,376	1.083	0.813	0.542
Community Relations	7	20,671	0.919	0.689	0.459
Administration and Finance	23	116,356	5.171	3.879	2.586
General Management	4	33,667	1.496	1.122	0.748
Property and Concessions	-	376	0.017	0.013	0.009
Totals	331	1,119,330	49.743	42.44	34.26

Financial Analysis

Based on the total of 3.516 million tonnes contained in the mineable Probable Reserves, a project life of approximately nine years is proposed. The estimates of metal production, capital costs and operating costs are combined in the discounted cash flow evaluation. The economic evaluation is treated on a project basis using a silver price of US$15.12 per troy ounce and a gold price of US$897.51 per troy ounce. All applicable mineral extraction taxes have been allowed for in the cash flow analysis.

The results of the cash flow evaluation are summarized in Table 1-13 showing life-of-mine totals.

Table 1-13 Economic Evaluation Summary
Item	Units	Value
Payable Silver	Ounces (Millions)	19.40
Payable Gold	Ounces (Thousands)	155.13
Free Cash Flow (After-tax)	US$ (Millions)	95.1
Pre-tax NPV @8%	US$ (Millions)	46.0
After-tax NPV@8%	US$ (Millions)	36.3
Pre-tax IRR	%	19.5%
After-tax IRR	%	17.8%

It should be noted that the Financial Analysis is performed utilizing only Indicated Mineral Resources, which have been converted to Probable Reserves; however, Inferred Resources such as those indicated in Table 1-14, which are not in the model, can potentially have an impact on the Project economics and the life of the mine.

Table 1-14 Inferred Mineral Resources at Various Cutoffs
AgEq Cutoff (g/t)	Tonnes (x 1000)	AgEq (g/t)	Ag (g/t)	Au (g/t)	Contained Metal
					AgEq oz (x 1000)	Ag oz (x 1000)	Au oz (x 1000)
50	4,020	272	181	1.48	35,199	23,389	192
75	3,497	304	202	1.65	34,151	22,735	185
100	3,074	334	222	1.80	32,963	21,988	178
125	2,681	366	244	1.97	31,545	21,061	170
150	2,411	392	262	2.11	30,357	20,293	164
175	2,137	421	282	2.26	28,922	19,351	155
200	1,883	452	304	2.41	27,393	18,379	146
225	1,696	479	321	2.56	26,113	17,522	140
250	1,545	503	337	2.69	24,958	16,747	133

A series of sensitivity analyses were undertaken to determine which parameters most effected the NPV and IRR of the Project on an after tax basis.

Figure 1-1 reflects the effects on After-tax NPV@8 percent while varying combined gold and silver prices and Figure 1-2 reflects the effects while varying the gold and silver prices independently.

100,000
80,000
60,000
40,000
20,000
-
(20,000)
(40,000)
US$ 000
-30%
-20%
-10%
0
10%
20%
30%
Gold Price Variance
Silver -30%
Silver -20%
Silver -10%
Silver 0%
Silver +10%
Silver +20%
Silver +30%

Figure 1-1
Sensitivity of After-tax NPV@8% to Gold and Silver Price (Combined)

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
(10,000)
(20,000)
US$ 000
-30%
-20%
-10%
0
10%
20%
30%
Gold Price
Silver Price

Figure 1-2
Sensitivity of After-tax NPV@8% to Gold and Silver Price (Independent)

On a total Project basis the internal rate of return (IRR) is 19.5 percent before tax and 17.8 percent after taxes.

Figure 1-3 reflects the effects on IRR while varying combined gold and silver prices and Figure 1-4 reflects the effects while varying the gold and silver prices independently.

35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
-30%
-20%
-10%
0
10%
20%
30%
Gold Price Variance
Silver -30%
Silver -20%
Silver -10%
Silver 0%
Silver +10%
Silver +20%
Silver +30%

Figure 1-3
Sensitivity of IRR to Gold and Silver Price (Combined)

30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-30%
-20%
-10%
0
10%
20%
30%
Gold Price
Silver Price

Figure 1-4
Sensitivity of IRR to Gold and Silver Price (Independent)

USE OF PROCEEDS

The Company expects to receive approximately $37.7 million in net proceeds from the Offering, not including any proceeds received from the exercise of the Over-Allotment Option, and after deducting fees payable to the Underwriters and the estimated expenses of the Offering.

The Company currently intends to use the $37.7 million in net proceeds of the Offering to fund a planned expansion of the production rate to 1,500 tpd (as discussed under “San Jose Project – Estimated Capital Costs” above) at San Jose once the mine has commenced production, to fund substantial exploration programs in Mexico and Peru, and for working capital as follows:

Planned Expansion	$14.5 million
Exploration Programs	$ 5.5 million
Working Capital	$17.7 million
Total	$37.7 million

In the event that the Over-Allotment Option is exercised, the additional net proceeds from the exercise of the Over-Allotment Option will be allocated to the items listed above as determined by the Company.

The actual amount that the Company spends in connection with the intended use of proceeds may vary significantly, and will depend on a number of factors, including those described in the “Risk Factors” section of this prospectus.

As described above, we currently plan to spend a portion of the net proceeds to accelerate the expansion of the San Jose Project to 1,500 tpd. Depending on the opportunities, economic conditions and the results of the expansion activities described above at the San Jose Project and our other exploration programs, we may use a portion of the proceeds to invest in acquisitions of other properties which are consistent with our business strategy.  The Company is not currently in any discussions or negotiations with respect to any particular properties.

Notwithstanding the foregoing, there may be circumstances where for sound business reasons a reallocation of funds may be necessary.  The Company reserves the right to reallocate the net proceeds from the Offering in these circumstances.  See “Risk Factors”.

On March 2, 2010, the Company closed an offering of common shares for net proceeds of approximately $28.2 million (not including the proceeds from the exercise of the over-allotment option) (the “Previous Offering”). A portion of the proceeds from the Previous Offering has been used by the Company to advance development and construction of the San Jose Project, as set out in the table below, and the Company will use the remainder of the proceeds from the Previous Offering to further advance development and construction of the San Jose Project.

Use of Proceeds Items	Original Estimated Expenditure	Approximate Actual Expenditure to Date
Mine development	$6.7 million	$2.9 million
Processing plant	$16.6 million	$3.6 million
Tailings dam	$1.9 million	$1.9 million
Water and infrastructure	$3.0 million	$3.7 million
Construction management and administrative support	-	$5.05 million
Total	$28.2 million	$17.15 million

Business Objectives

The Company’s business objective is to become a leading mid-tier silver producer with mining operations in Peru and Mexico.  To achieve its business objective, the Company’s proposed strategies for the net proceeds from the Offering during the next 18 months consist of the completion of construction, commissioning and production expansion of the San Jose Project, as well as the implementation of ambitious exploration programs on the Company’s 70,000 hectare mineral concessions holdings around the mines in Peru and Mexico.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization, cash, cash equivalents and long-term debt of the Company as at September 30, 2010 on an actual basis and as adjusted to give effect to the Offering.  The table should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the nine months ended September 30, 2010 and the management discussion and analysis thereof, incorporated in each case by reference in this short form prospectus.

	(US$ in thousands)
	As at September 30, 2010	As at September 30, 2010 (after giving effect to the Offering)(1)
Long-term liabilities	$19,346	$19,346
Share capital	$137,240 (110,687,465 Common Shares)	$174,721 (120,687,465 Common Shares)
Accumulated Deficit	($623)	($623)
Total capitalization(1)	$155,963	$193,444
_________________

Notes:
(1)	Assuming conversion of the net proceeds of the Offering at the Exchange Rate.
(2)	Total capitalization presented in this table is a non-GAAP financial measure, and represents the total of long-term liabilities, share capital and retained earnings.

PLAN OF DISTRIBUTION

Under an agreement dated December 7, 2010 (the “Underwriting Agreement”) between the Underwriters and the Company, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on the Closing Date, all, but not less than all, of the Offered Shares at a price of $4.00 per Offered Share for aggregate gross proceeds of $40,000,000, payable in cash to the Company against delivery of the Offered Shares, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement.  The Offering Price was determined by negotiation between the Company and the Underwriters.

Pursuant to the Underwriting Agreement, the Company has agreed to pay a commission to the Underwriters (the “Underwriters’ Fee”) of 5% of the gross proceeds of the Offering for their services in connection with the distribution of the Offered Shares, including in respect of any Additional Shares sold pursuant to the exercise of the Over-Allotment Option. Fortuna has granted the Underwriters the Over-Allotment Option, exercisable in whole or in part in the sole discretion of the Underwriters until 5:00 p.m. (Vancouver time) on the date that is 30 days after the Closing Date, to purchase up to 1,500,000 Additional Shares at the Offering Price to cover over-allotments, if any, and for market stabilization purposes.  This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of any Additional Shares issued on the exercise of the Over-Allotment Option.  A person who acquires Additional Shares issuable upon exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full the gross proceeds of the Offering will be $46,000,000.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that the Company will arrange for an instant deposit of the Offered Shares to be issued to non-U.S. purchasers to or for the account of the Underwriters with CDS on the Closing Date, against payment by the Underwriters to the Company of the aggregate purchase price for the Offered Shares purchased by the Underwriters.  In any event, the Offered Shares are to be taken up by the Underwriters, if at all, on or before a date not later than January 14, 2011.  No certificate evidencing the Offered Shares will be issued to non-U.S. purchasers, except in certain limited circumstances, and registration will be made in the depositary services of CDS.  Non-U.S. purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Offered Shares is purchased.  For all Offered Shares sold within the United States, certificates evidencing the Offered Shares will be available for delivery on the Closing Date.

Pursuant to the rules and/or policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction.  The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares.  These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution.

The Offered Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. Accordingly, the Offered Shares may not be offered or sold within the United States, except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Offered Shares they have acquired pursuant to the Underwriting Agreement to certain “qualified institutional buyers,” as such term is defined under Rule 144A of the U.S. Securities Act, in the United States through their U.S. registered broker-dealer affiliate(s), provided such offers and sales are made in compliance with Rule 144A under the U.S. Securities Act. In addition, until 40 days after the commencement of this Offering, any offer or sale of the Offered Shares offered hereby within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act unless made pursuant to an exemption from the registration requirements of the U.S. Securities Act.

The securities offered, sold or issued in the United States will be “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act.  Certificates representing such securities will bear a legend to the effect that the securities represented thereby are not registered under the U.S. Securities Act or any applicable state securities laws and may only be offered, sold, pledged or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws.

Terms used and not defined in two preceding paragraphs shall have the meanings ascribed thereto by Regulation S under the U.S. Securities Act.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events.  The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

The Underwriters propose to offer the Offered Shares initially at the Offering Price.  After the Underwriters have made reasonable efforts to sell all of the Offered Shares by this short form prospectus at such price, the Offering Price may be decreased, and further changed from time to time to an amount not greater than the Offering Price.  The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

The Company has agreed to indemnify each of the Underwriters and their affiliates and their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

The Company has agreed not to, directly or indirectly, offer, sell or otherwise dispose of, or enter into any agreement to offer, sell or otherwise dispose of, any Common Shares or securities convertible into, exchangeable for or otherwise exercisable into Common Shares for a period of 90 days following the Closing Date without the prior written consent of Canaccord Genuity Corp, on behalf of the Underwriters, other than:  (i) the grant or exercise of incentive securities pursuant to existing incentive plans; (ii) outstanding convertible securities; or (iii) any transaction with an arm’s length third party whereby the Company directly or indirectly acquires shares or assets of a business.

The TSX has conditionally approved the listing of the Offered Shares and the Additional Shares, if any, to be distributed under this short form prospectus.  Listing is subject to the Company fulfilling all of the requirements of the TSX on or before March 7, 2011.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  As of December 16, 2010, the Company had 110,997,465 Common Shares issued and outstanding.  All common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.  Certain of the rights and attributes of the Common Shares are described below.

Voting

The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. Each common share carries one vote per share.

Dividends

The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board of Directors from time to time may declare, out of funds legally available therefor.

Rights on Dissolution

In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights

No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares.

PRIOR SALES

The following table summarizes the issuances of Common Shares within the 12 months prior to the date of this short form prospectus.

Date	Price per share ($)	Number of Common Shares	Reason for issuance
December 7, 2009	$0.85	5,000	Option Exercise
January 6, 2010	$0.85	5,000	Option Exercise
January 15, 2010	$2.63	7,813	Property Transaction
January 27, 2010	$0.85	25,000	Option Exercise
Feb. 19, 2010	$0.85	12,000	Option Exercise
Mar. 2, 2010	$2.30	15,007,500	Prospectus Offering
Mar. 3, 2010	$0.85	22,500	Option Exercise
Mar. 29, 2010	$0.85	5,000	Option Exercise
Mar. 31, 2010	$0.85	10,000	Option Exercise
Mar. 31, 2010	$1.25	50,000	Option Exercise
April 1, 2010	$0.85	35,000	Option Exercise
June 18, 2010	$0.85	20,000	Option Exercise
June 30, 2010	$0.85	200,000	Option Exercise
July 21, 2010	$0.85	10,000	Option Exercise
July 21, 2010	$0.80	30,000	Option Exercise
Aug. 10, 2010	$1.25	50,000	Option Exercise

Date	Price per share ($)	Number of Common Shares	Reason for issuance
Aug. 13, 2010	$0.85	5,000	Option Exercise
Sept. 1, 2010	$0.85	10,000	Option Exercise
Sept. 2, 2010	$1.35	10,000	Option Exercise
Sept. 2, 2010	$1.66	10,000	Option Exercise
Sept. 8, 2010	$1.35	10,000	Option Exercise
Sept. 8, 2010	$1.66	10,000	Option Exercise
Sept. 10, 2010	$0.83	10,000	Option Exercise
Sept. 13, 2010	$0.83	10,000	Option Exercise
Sept. 14, 2010	$0.83	10,000	Option Exercise
Sept. 14, 2010	$0.85	5,000	Option Exercise
Sept. 14, 2010	$1.25	50,000	Option Exercise
Sept. 17, 2010	$2.29	50,000	Option Exercise
Sept. 21, 2010	$0.85	25,000	Option Exercise
Oct. 21, 2010	$0.85	10,000	Option Exercise
Nov. 4, 2010	$2.22	20,000	Option Exercise
Nov. 4, 2010	$0.85	15,000	Option Exercise
Nov. 18, 2010(2)	$0.85	60,000	Option Exercise
Nov. 29, 2010	$0.85	200,000	Option Exercise
Dec. 8, 2010	$0.85	5,000	Option Exercise
_________________

Notes:
(1)	The closing price of Fortuna’s Common Shares on the TSX on December 16, 2010 was $4.34.
(2)
On November 18, 2010, Jorge G. Aicardi, the Company's Vice President of Operations, and Michael Iverson, a director of the Company, exercised options to acquire an aggregate of 60,000 Common Shares. On November 30, 2010, Messrs. Aicardi and Iverson disposed of 56,100 of these Common Shares through the facilities of the Toronto Stock Exchange at prevailing market prices. The details of these trades are set forth in insider report filings made by Messrs. Aicardi and Iverson, available at www.sedi.ca. Messrs. Aicardi and Iverson have advised the Company that, at the time of exercise of the options and the disposal of the Common Shares, they had no knowledge of the intention of the Company to undertake the Offering.

TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX under the symbol “FVI”.  The following table sets out the market price range and trading volumes of the Common Shares on the TSX (and prior to January 18, 2010, on the TSX Venture Exchange) for the periods indicated.

Month	Low ($)	High ($)	Volume
December, 2010(1)	4.12	4.82	12,423,550
November, 2010	3.56	4.61	15,243,056
October, 2010	3.03	3.82	8,571,529
September, 2010	2.56	3.45	14,075,823
August, 2010	2.08	2.69	4,651,987

Month	Low ($)	High ($)	Volume
July, 2010	1.85	2.22	3,659,646
June, 2010	1.95	2.36	5,984,807
May, 2010	1.90	2.55	10,427,216
April 2010	2.12	2.85	13,981,205
March 2010	2.25	2.85	11,796,997
February 2010	2.18	2.75	10,039,375
January 2010	2.12	3.01	12,811,837
December 2009	1.83	2.25	7,349,208
_________________

Note:
(1)	From December 1, 2010 to December 16, 2010.

RISK FACTORS

Investors should carefully consider the risks set out below and other information contained in or incorporated by reference in this short form prospectus, including those risks contained in the AIF under the heading “Description of the Business – Risk Factors.”

The operations of the Company are highly speculative due to the high-risk nature of its business, which are the acquisition, financing, exploration and development of mining properties.  The risks and uncertainties set out below and incorporated by reference herein are not the only ones facing the Company.  Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations.  If any of the risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.  As a result, the trading price of the Common Shares could decline and investors could lose part or all of their investment.

Fortuna’s business is subject to significant risks and past performance is no guarantee of future performance.

Risks Related to the San Jose Project

Uncertainties and risks relating to the start-up of Fortuna’s San Jose Project

Fortuna is subject to inherent uncertainties and risks related to the construction and start-up of the San Jose Project the principal of which include:

▪	hiring of key personnel for the construction and commissioning;
▪	availability and delivery of critical equipment within time;
▪	delays associated with contractors;
▪	budget overruns due to changes in the cost of fuel, power, materials and supplies;
▪	securing adequate water supply, rights of passage for a water pipe line; and
▪	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent activities.

It is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the San Jose Project.

Fortuna has not previously overseen the construction of an entirely new mining project

Fortuna has not overseen the construction of an entirely new mining project, as it acquired the Caylloma Mine post-construction.  There are inherent risks related to the development of the San Jose Project’s infrastructure given the Company’s lack of experience in new mine construction relating to, among other things, construction supervision, cost estimating, obtaining required permits and approvals and the management of personnel.  Consequently, Fortuna may be required to rely upon consultants, engineers and others for construction expertise in respect of the San Jose Project.

Risks Relating to the Company

Actual capital costs, operating costs and expenditures, production schedules, economic returns may differ significantly from those Fortuna has anticipated

Fortuna’s expected operating costs and expenditures, production schedules, economic returns and other projections from a mining project which are contained in this document and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by Fortuna are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore, feasibility studies and other studies and reports may prove to be unreliable.

For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in scoping studies, pre-feasibility studies and feasibility studies. In addition, any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in Fortuna’s ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on Fortuna’s overall results of operations or financial condition.  There is also a risk that rising costs for labour and material could have an adverse impact on forecasted construction costs and that shortages of labour and material could have a negative impact on any mine development schedule.

Fortuna’s operating costs are affected by the cost of commodities and goods such as steel, fuel, electrical power and supplies, including tires and reagents.  Management of Fortuna prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase.  An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on Fortuna’s financial condition.

General economic conditions may adversely affect our growth and profitability.

The events in global financial markets in the latter part of 2008 have had a profound impact on the global economy.  Many industries, including the precious and base metals mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect Fortuna’s growth and profitability.  Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and Fortuna’s overall liquidity;

•	the volatility of metal prices would impact Fortuna’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates would impact Fortuna’s production costs; and

•	the devaluation and volatility of global stock markets would impact the valuation of Fortuna’s equity and other securities.

•	These factors could have a material adverse effect on Fortuna’s financial condition and results of operations.

Fortuna relies substantially on the Caylloma Mine

All of Fortuna’s revenues in the current and prior years have been generated by the Caylloma Mine. The Caylloma Mine entered the production phase in October 2006, and Fortuna anticipates a significant percentage of its future production will continue to come from the Caylloma Mine. Therefore, unless Fortuna develops or acquires additional properties or projects, Fortuna will remain largely dependent upon the operation of the Caylloma Mine for its revenue and profits, if any. If for any reason production at the Caylloma Mine was reduced or stopped, Fortuna’s revenues and profits would decrease significantly.

Fortuna may acquire business and assets which are not successfully integrated

Fortuna undertakes evaluations of opportunities to acquire additional mining assets and businesses.  Any acquisitions may be significant in size, may change the scale of Fortuna’s business, and may expose Fortuna to new geographic, political, operating, financial and geological risks. Fortuna’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as a significant decline in the relevant metal price after Fortuna commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Fortuna’s ongoing business; the inability of management to realize anticipated synergies and maximize the financial and strategic position of Fortuna; the failure to maintain uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel, and the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that any assets or business acquired will prove to be profitable or that Fortuna will be able to integrate the required businesses successfully, which could slow Fortuna’s rate of expansion and Fortuna’s business, results of operations and financial condition could suffer.

Fortuna may need additional capital to finance other acquisitions. If Fortuna obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If Fortuna obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that Fortuna would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Fortuna’s operations are subject to political and country risk

Fortuna conducts, or will conduct, exploration, development and production activity in a number of countries, namely Peru and Mexico and potentially others. These operations are potentially subject to a number of political, social, economic and other risks. Fortuna is not able to determine the impact of political, social, economic or other risks on its future financial position, including:

•	Cancellation or renegotiation of contracts;

•	Changes in foreign laws or regulations;

•	Changes in tax laws;

•	Royalty and tax increases or claims by governmental entities;

•	Retroactive tax or royalty claims;

•	Expropriation or nationalization of property;

•	Inflation of costs that is not compensated by a currency devaluation;

•	Restrictions on the remittance of dividend and interest payments offshore;

•	Environmental controls and permitting;

•	Risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism, and

•	Other risks arising out of foreign sovereignty over the areas in which Fortuna’s operations are conducted.

Such risks could potentially arise in any country in which Fortuna operates. Furthermore, in the event of a dispute arising from such activities, Fortuna may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Fortuna enters into commodity forward and option contracts for its base metals production from time to time

From time to time Fortuna may enter into agreements to receive fixed prices on any mineral production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Fortuna will not benefit from such increases.

Fortuna is subject to government regulation

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  There is no assurance that future changes in such regulations, if any, will not adversely affect the Company’s operations.

The activities of the Company require licenses and permits from various governmental authorities.  While the Company currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Company will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Fortuna is subject to risks relating to environmental matters

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

Fortuna may be adversely affected by competition for water and by water shortages

Fortuna’s operations require water, and its mines are located in regions where water is scarce. While Fortuna believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to Fortuna. New water development projects, or climatic conditions such as extended drought, could adversely affect Fortuna.  There can be no guarantee that Fortuna will be successful.

Fortuna depends on a key management personnel and may not be able to attract and retain qualified personnel

Fortuna is dependent on a number of key management personnel, including the services of certain key employees. Fortuna’s ability to manage its operations, exploration and development activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and unskilled workforce. The loss of the services of one or more key management personnel could have a material adverse effect on Fortuna’s ability to manage and expand the business.

Fortuna is expecting significant growth in its number of employees as a result of its growth strategy. This growth will place substantial demands on Fortuna and its management. Fortuna’s ability to recruit and assimilate new personnel will be critical to its performance.  Fortuna will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and Fortuna is facing increased competition for personnel in all disciplines and areas of operation, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel.

There can be no guarantee that Fortuna’s title to its properties will not be challenged

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned.  The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.  The Company has conducted as thorough investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the properties.

Dilution from Further Equity Financing

If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Foreign Currency Risks

The Company’s operations in Mexico and Peru make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Peruvian Sol, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Risks Related to the Caylloma Mine

Fortuna faces operating hazards and risks relating to the Caylloma Mine

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Hazards such as unusual or unexpected formations and other conditions can occur.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect no to insure.  Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Concentrate treatment charges and transportation costs for concentrate production may vary

Fortuna has entered into agreements to sell its forecast concentrate production from the Caylloma Mine for 2010. Smelting and refining rates are a blend of contract rates established between 2008 year end and 2009 year end. There is no assurance that Fortuna will be able to enter into smelting and refining contracts at similar rates for 2011. The cost of transporting concentrate from the Caylloma Mine to the smelters is dependent on, among other things, the concentrate destination.  Transportation costs may be volatile over the last several years and could continue to be volatile due to a number of factors, including changes in the price of oil, a shortage in rail cars or a shortage in the number of vessels available to ship concentrate to smelters.  Increases in these rates will have an adverse impact on Fortuna’s results of operations and financial condition.

Fortuna’s directors and officers may have conflicts of interest

Certain of the directors and officers of Fortuna also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict.

Risks Associated with the Offering

Market Price of Common Shares

Securities of mid-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the securities of Fortuna is also likely to be significantly affected by changes in the price of silver or in its financial condition or results of operations as reflected in its earnings reports.  Other factors unrelated to the performance of Fortuna that may have an effect on the price of the securities of Fortuna include the following: the extent of analytical coverage available to investors concerning the business of Fortuna may be limited if investment banks with research capabilities do not follow Fortuna’s securities; lessening in trading volume and general market interest in Fortuna’s securities may affect an investor’s ability to trade significant numbers of securities of Fortuna; the size of Fortuna’s public float may limit the ability of some institutions to invest in Fortuna’s securities; and a substantial decline in the price of the securities of Fortuna that persists for a significant period of time could cause Fortuna’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.  If an active market for the securities of Fortuna does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of Fortuna may decline below the Offering Price.  If such a market does not develop, investors may lose their entire investment in the Offered Shares.

As a result of any of these factors, the market price of the securities of Fortuna at any given point in time may not accurately reflect the long-term value of Fortuna.  Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  Fortuna may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Future Sales

If Fortuna’s shareholders sell substantial amounts of Common Shares following the Offering, the market price of the Offered Shares could decrease.  Also, if Fortuna raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of a shareholder of Fortuna and reduce the value of their investment.

Fortuna has agreed not to issue any additional Common Shares for a period of 90 days following the closing of the Offering, subject to certain exceptions.  See “Plan of Distribution”.  Canaccord Genuity Corp., on behalf of the Underwriters, may permit the sale of Common Shares in its sole discretion at any time and without prior public announcement.

Discretion in the Use of Proceeds

While management intends to use the proceeds of the Offering for the purposes set forth under “Use of Proceeds”, management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures.  As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering.  Management may use the net proceeds of the Offering in ways that an investor may not consider desirable.  The results and the effectiveness of the application of the proceeds are uncertain.  If the proceeds are not applied effectively, the Company’s results of operations may suffer.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP, counsel to the Company, McCarthy Tétrault LLP, counsel to the Underwriters, or any associate or partner thereof, or Richard L. Nielsen, Ph.D., Steve Milne, P.E., Robert L. Sandefur, P.E. Craig S. Bow, PhD or Gregory Chlumsky, QP-MSSA of Chlumsky, Armbrust and Meyer, LLC, or Michael J. Lechner, P.Geo. of Resource Modeling Incorporated or Donald F. Earnest, RG of Resource Evaluation Incorporated has a direct or indirect interest in the property of the Company or any associate or affiliate of the Company.

As at the date hereof, the aforementioned persons beneficially own, directly or indirectly, in the aggregate, less than one percent of the securities of the Company.  None of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of an associate or affiliate of the Company.

The consolidated financial statements of Fortuna as at and for the year ended December 31, 2009 and 2008 incorporated by reference in this short form prospectus have been audited by Deloitte & Touche LLP, Chartered Accountants, located at 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia.  Deloitte & Touche LLP report that they are independent of the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus relating to the securities purchased by a purchaser and any amendment thereto.  In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revision of the price or damages if the prospectus relating to the securities purchased by a purchaser and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Fortuna Silver Mines Inc. (the “Company”) dated December 17, 2010 qualifying the distribution of 10,000,000 common shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for the years then ended. Our report is dated March 18, 2010.

“Deloitte & Touche LLP”
Chartered Accountants
Vancouver, Canada
December 17, 2010

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CERTIFICATE OF THE COMPANY

Date: December 17, 2010

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

(Signed) Jorge A. Ganoza Durant	(Signed) Luis Dario Ganoza Durant
President & Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) Simon Ridgway	(Signed) Mario Szotlender
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Date: December 17, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

CANACCORD GENUITY CORP. By: (Signed) Ali Pejman
CIBC WORLD MARKETS INC. By: (Signed) Matthew Quinlan
BMO NESBITT BURNS INC. By: (Signed) Jamie Rogers
CORMARK SECURITIES INC. By: (Signed) Darren Wallace

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